Exhibit 99.1

Tiziana Life Sciences Announces Long Covid Study to Complete in Second Quarter

NEW YORK, February 25, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced that a nasal anti-CD3 (foralumab) preclinical study is nearing completion, and that foralumab could offer a novel and effective treatment for long COVID. This innovative approach works by reducing microglial activation, a key factor in the persistent brain inflammation associated with long COVID, thereby addressing the debilitating neurological and psychiatric symptoms many patients face.

Long COVID is a complex and often debilitating complication following COVID-19 infection. It affects millions worldwide, presenting with symptoms such as persistent fatigue, cognitive impairment (“brain fog”), and psychiatric issues like depression. A growing body of evidence highlights that long COVID is linked to sustained brain inflammation and microglial activation, which disrupts normal brain function. PET imaging studies confirm increased microglial activity in individuals suffering from long COVID, underlining the urgent need for targeted therapies.

Previously, Tiziana conducted a human clinical study in patients with mild to moderate COVID-19 where foralumab was nasally administered once a day for 10 consecutive days. Treatment was well-tolerated and produced significant reduction in lung inflammation as assessed by computerized tomography (CT) scanning. The aim of the human study was to assess safety of intranasal Foralumab and evaluate its potential benefits in treating immune hyperactivity and lung inflammation who were outpatients at the Santa Casa de Misericordia de Santos Hospital in Brazil.

Tiziana’s nasal anti-CD3 platform has previously demonstrated efficacy in reducing microglial activation in models of central nervous system (CNS) diseases, including multiple sclerosis (MS) and Alzheimer’s Disease.

“Long COVID has challenged the medical community with its complexity, but targeting microglial activation through nasal anti-CD3 presents a promising therapeutic avenue.” Commented Tiziana’s CEO, Ivor Elrifi. “A study in secondary progressive multiple sclerosis showed both clinical improvement and decreased microglial activation via TSPO PET imaging, providing a solid foundation for this Long COVID hypothesis. Importantly, nasal anti-CD3 was well tolerated, with no serious adverse events.”

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program with either an improvement or stability of disease seen within 6 months in all patients. The FDA has recently allowed an additional 20 patients to be enrolled in this EA program. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development, binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been observed in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2023, and other periodic reports filed with the Securities and Exchange Commission.The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

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